UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December 2023

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported, on March 16, 2023, Bruush Oral Care Inc. (the “Company”) received written notice from the Listing Qualifications Department of the Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that, based on the Company’s stockholders’ equity as reported in the Company’s Annual Report on Form 20-F for its fiscal year ended October 31, 2022 filed with the Securities and Exchange Commission (“SEC”) on March 10, 2023, the Company did not meet the minimum stockholders’ equity requirement for continued listing (“Minimum Stockholders’ Equity Requirement”), or the alternatives of market value of listed securities or net income from continuing operations for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(1) (the “Rule”).

On May 24, 2023, the Company submitted to Nasdaq its plan to regain compliance with the Minimum Stockholders’ Equity Requirement, as supplemented with additional materials on June 9, 2023 (the “Plan”). Based on the Plan, Nasdaq informed the Company on June 14, 2023 (the “June 2023 Notice”) that it had granted the Company an extension of time to regain compliance with the Rule until September 12, 2023. In the June 2023 Notice, Nasdaq has provided the Company with two alternatives to evidence compliance with the Rule. Pursuant to the first alternative (“Alternative 1”), the Company must furnish to the SEC and Nasdaq a publicly available report including: (1) a disclosure of Nasdaq’s deficiency letter and the specific deficiencies cited, (2) a description of the completed transaction or event that enabled the Company to satisfy the Minimum Stockholders’ Equity Requirement, (3) an affirmative statement that, as of the date of such publicly available report, the Company believes it has regained compliance with the Minimum Stockholders’ Equity Requirement based upon the specific transaction or event referenced in (2), and (4) a disclosure stating that Nasdaq will continue to monitor that Company’s ongoing compliance with the Minimum Stockholders’ Equity Requirement and, if at the time of its next periodic report the Company does not evidence compliance, that it may be subject to delisting.

On August 31, 2023, the Company received written notice from Nasdaq notifying the Company that, following a notice from Nasdaq to the Company, dated July 20, 2023, and in accordance with Nasdaq Listing Rule 5810(c)(2)(A), Nasdaq is no longer permitted to consider the Company’s Plan to regain compliance with the Minimum Stockholders’ Equity Requirement and that the Nasdaq hearing panel (the “Panel”), at a hearing scheduled for September 21, 2023, would consider the Company’s appeal of the determination by Nasdaq to delist the Company’s securities.

On September 21, 2023, the Panel held on a hearing to consider the Company’s appeal of Nasdaq’s determination that the Company was not in compliance with the Minimum Stockholders’ Equity Requirement and its determination to delist our securities. At the hearing, we presented our plan for regaining and sustaining compliance Nasdaq’s the Minimum Stockholders’ Equity Requirement. On October 2, 2023, the Company received a letter from Nasdaq notifying the Company that the Panel had granted an exception to the Company for continued listing on Nasdaq, subject to the Company demonstrating compliance with the Rule on or before December 31, 2023. The Panel reserved the right to reconsider the terms of this exception based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s securities on the Nasdaq inadvisable or unwarranted.

The Company now believes that it has regained compliance with the Minimum Stockholders’ Equity Requirement as the following transactions with Target Capital 14 LLC and Generating Alpha Ltd enabled the Company to satisfy the Minimum Stockholders’ Equity Requirement for continued listing and therefore, the requirements in Alternative 1 as set forth in the June 2023 Notice are met.

As disclosed in the Form F-1 filed with the SEC on June 26, 2023, the Company issued an unsecured convertible note with a principal aggregate amount $3.3 million (“June 2023 Note”) to Target Capital 14 LLC with a maturity date of June 26, 2024. On November 20, 2023, the June 2023 Note was converted in full into 2,182,901 shares of the Company’s common shares at a conversion price of $1.53 per share, increasing the Company’s shareholders’ equity by $3.3 million.

As previously disclosed on a Report of Foreign Issuer on Form 6-K submitted to the SEC on October 6, 2023, the Company entered into a private placement transaction with Generating Alpha Ltd., dated October 2, 2023, for aggregate gross proceeds of $5.0 million. Upon closing of this private placement, the Company’s shareholders’ equity increased by approximately $4.5 million after deducting fees to the placement agent.

As a result of the transactions with Target Capital 14 LLC and Generating Alpha Ltd, the Company now believes that it has regained compliance with the Minimum Stockholders’ Equity Requirement for continued listing on the Nasdaq Capital Market under the Rule. The Company understands that Nasdaq will continue to monitor that Company’s ongoing compliance with the Minimum Stockholders’ Equity Requirement and, if at the time of its next periodic report the Company does not evidence compliance, it may be subject to delisting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	December 11, 2023	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer